  Exhibit 99.6

Treasury Board and
Department of Finance

Economic, Strategic Program
Review and Fiscal Update

First Quarter 2018–2019

Economic, Strategic Program Review and Fiscal Update First Quarter 2018–2019

Published by:
Treasury Board and Department of Finance Government of New Brunswick
16.15. Box 6000
Fredericton, New Brunswick E3B 5H1
Canada

Internet: www.gnb.ca/finance July 2018

Translation:
Translation Bureau, Service New Brunswick

ISBN 978-1-4605-1882-3

Think Recycling!

2018 Economic Update

●     The International Monetary Fund (IMF) is projecting global economic growth of 3.9 per cent in 2018. Favourable global financial conditions and U.S. fiscal policy changes will support growth.

●     U.S. real GDP increased at an annual rate of 2.0 per cent in the first quarter of 2018, following a 2.9 per cent increase in the previous quarter. The IMF is projecting growth of 2.9 per cent.

●     The Bank of Canada anticipates growth in Canada to moderate to 2.0 per cent in 2018 as slower growth in household spending offsets gains in business investment and exports.

●     The Department of Finance projects real GDP growth for New Brunswick of 1.1 per cent for 2018, unchanged from the forecast in the 2018–2019 Budget. This is consistent with the per cent growth rate consensus among private sector forecasters.

●     Labour market conditions are improving for the province. Employment is up by 0.7 per cent on a year-to-date basis, with gains in both the goods- and service-producing sectors.

●     Despite the trade uncertainty with the U.S., domestic exports in New Brunswick have increased 7.9 per cent compared to prior year levels. This is mainly driven by gains in energy products and basic and industrial chemical, plastic and rubber products.

●     Manufacturing sales are up by 9.5 per cent on a year-to-date basis, caused by gains in both the non-durable goods industries and the durable goods industries. Wood product manufacturing remains a bright spot, posting growth of 27.4 per cent.

●     Average weekly earnings are up 3.1 per cent, on a year-to-date basis – slightly above the national growth rate of 3.0 percent.

●     Consumer inflation in the province is 2.3 per cent on a year-to-date basis, slightly higher than the national rate of 2.2 per cent.

Strategic Program Review Update

●
Strategic Program Review (SPR) was an inclusive and transparent process with input sought from the public to help identify savings and revenues in order to eliminate the province’s deficit.

●
Based on first quarter information, the projected cumulative savings by March 31, 2019, will be approximately $221 million; additional savings will be realized as projects are implemented.

●
Government is on track to deliver 82.4 per cent of the cumulative savings target of $268 million for 2018–2019. The major variances include:

o
Retirement Allowance elimination for bargaining groups ($18 million under): Government does not have the constitutional power to unilaterally remove this benefit. Instead, government’s bargaining mandate includes provisions to offer additional wage increases in exchange for the elimination of this benefit. Several unions have accepted this offer; however some large bargaining groups choose to maintain the benefit through negotiation of contract agreements.

o
Centralization of common services ($14.4 million under): Mainly due to the double counting of procurement savings within other SPR initiatives.

o
Education and Early Childhood Development ($8.1 million under): New Brunswick welcomed the largest per capita share of Syrian refugees of any province in the country and as a result we have a larger student population than projected and more teachers have been hired to replace retirements than originally planned.

●
By 2020, the Strategic Program Review is expected to yield $296 million in expenditure reductions and $293 million in revenue measures, for a grand total of $589 million.

Strategic Program Review First Quarter Projections (in $ Thousands)
Savings Initiatives	Achieved to date 2018–2019	2018–2019 Target	2018–2019 Forecast	2020–2021 Target	2020–2021 Forecast
2015–2016 Savings	$115,200	$115,200	$115,200	$115,200	$115,200
Administrative Efficiencies	$46,602	$96,706	$63,550	$102,145	$102,145
Reshaping the Civil Service	$14,026	$20,959	$23,278	$24,959	$24,959
Centralization of Services	$11,801	$34,525	$18,446	$52,125	$52,125
Other	$813	$1,262	$922	$1,262	$1,262
Total	$188,442	$268,652	$221,396	$295,691	$295,691

●
Administrative Efficiencies: Projects include but are not limited to administration of Municipal Tax Warrant ($2.0 million), elimination of Municipal Fine Revenue Sharing ($1.5 million), standardization of budget processes ($1.4 million), and Vacant Bed Days policy compliance ($800,000). General administrative efficiencies such as rationalization of phone lines, computers and subscriptions, as well as continuous process improvement efforts, have resulted in savings of $41 million.

●
Reshaping the Civil Service: Projects include but are not limited to reforming Transportation and Infrastructure ($10.3 million) and rightsizing the civil service, including combining positions and eliminating unneeded positions ($3.6 million).

●
Centralization of Services: Projects include but are not limited to centralization of common services at Service New Brunswick ($9.8 million), consolidation of Lab Services ($600,000), Land Registry centralization ($400,000), and Human Resources centralization ($300,000).

●
Other: Projects include but are not limited to Visitor Information Centre closures ($195,000) and Off-Road Vehicle Enforcement ($150,000).

2018–2019 Fiscal Update

Based on first quarter information, there is a projected deficit of $187.4 million for 2018–2019. This is an improvement of $1.3 million compared to the budgeted deficit of $188.7 million.

First Quarter Fiscal Summary
($ Millions)	2018–2019 Budget	2018–2019 1st Quarter Projection	Variance from Budget
Revenue	9,427.3	9,505.7	78.5
Expense	9,616.0	9,693.1	77.1
Surplus (Deficit)	(188.7)	(187.4)	1.3

Net debt is projected to increase by $385.4 million and is projected to reach $14.5 billion by March 31, 2019.

Revenue:

Revenue is $78.5 million higher than budget. The major variances include:

●
Conditional Grants are up $60.2 million mainly due to projected recoveries under the Disaster Financial Assistance program and the new Healthy Seniors Pilot Project.

●
Personal Income Tax revenue is up $20.0 million from budget due to a strengthened forecast base.

●
Sale of Goods and Services is up $5.0 million mainly due to increased projections of revenue from the Regional Health Authorities and Department of Health recovery levy, offset by various other accounts across departments.

●
Special Operating Agencies revenue is down $5.4 million mainly due to the timing of projects being completed.

●
Capital Revenue is down $4.1 million due to lower recoveries under the New Building Canada Fund.

●
Tobacco Tax is down $4.0 million due to lower volumes.

●
Cannabis-related revenue is down $3.9 million to reflect the October 17, 2018 legalization date. This includes reductions in the projected Cannabis Duty, revenues from the Cannabis Management Corporation, and the Cannabis Education and Awareness Fund.

Expense:

Total expenses are projected to be over budget by $77.1 million. The major variances include the following:

●
Justice and Public Safety is $51.9 million over budget due to expenses incurred under the Disaster Financial Assistance program primarily associated with the 2018 spring flood. These expenses are offset to a large extent by recoveries from the federal government.

●
Social Development is $36.6 million over budget mainly due to increased expenses in the Aging Secretariat Program (offset by federal revenue from the Healthy Seniors Pilot Project) and the high costs of the Disability Support Services program.

●
Special Purpose Accounts are over budget by $15.2 million mainly due to the reallocation of various projects from the Capital Budget to the Climate Change Fund. This is partially offset by lower Capital Account expense.

●
Other Agencies are $4.9 million over budget mainly due to increased expenditures associated with several consolidated entities (offset by an increase in revenue).

●
Post-Secondary Education, Training and Labour is $4.2 million over budget mainly due to additional expenditures in the Student Financial Assistance program.

●
Special Operating Agency Accounts are over budget by $3.2 million due to additional expenditures associated with various federal-provincial programs.

●
Amortization Expense is $3.2 million under budget mainly due to implementation delays in various projects.

●
Education and Early Childhood Development is $5.0 million under budget mainly due to lower than expected expenses in the Early Childhood Development Program.

●
Service of the Debt is $10.0 million lower primarily due to higher interest income earned.

●
General Government is under budget by $15.5 million mainly due to lower than expected expenses in Supplementary Funding Provision and Pension and Employee Benefits.

PROVINCE OF NEW BRUNSWICK
FISCAL UPDATE
Thousands
$

	2018–2019	2018–2019 1st Quarter	Variance from
	Budget	Projection	Budget
Revenue
Ordinary Account	8,946,303	9,033,020	86,717
Capital Account	48,264	44,121	(4,143)
Special Purpose Account	117,289	118,526	1,237
Special Operating Agencies	124,198	118,848	(5,350)
Sinking Fund Earnings	191,200	191,200	0
Total Revenue	9,427,254	9,505,715	78,461

Expense
Ordinary Account	8,773,358	8,840,815	67,457
Capital Account	153,502	147,967	(5,535)
Special Purpose Account	86,099	101,305	15,206
Special Operating Agencies	117,635	120,844	3,209
Amortization of Tangible Capital Assets	485,398	482,173	(3,225)
Total Expense	9,615,992	9,693,104	77,112

Surplus (Deficit)	(188,738)	(187,389)	1,349

CHANGE IN NET DEBT
Thousands
$

	2018–2019	2019–2019 1st Quarter	Variance from
	Budget	Projection	Budget

Net Debt - Beginning of Year	(14,099,847)	(14,099,847)	0

Changes in Year

Surplus (Deficit)	(188,738)	(187,389)	1,329

Investments in Tangible Capital Assets	(668,993)	(680,199)	(11,206)

Amortization of Tangible Capital Assets	485,398	482,173	(3,225)

(Increase) Decrease in Net Debt	(372,333)	(385,415)	(13,082)

Net Debt - End of Year	(14,472,180)	(14,485,262)	(13,082)

APPENDIX A

ORDINARY ACCOUNT REVENUE BY SOURCE
Thousands
$

	W2018–2019	2018–2019 1st Quarter	Variance from
	Budget	Projection	Budget

Taxes
Personal Income Tax	1,682,000	1,702,000	20,000
Corporate Income Tax	311,800	311,800	0
Metallic Minerals Tax	1,900	1,900	0
Provincial Real Property Tax	514,750	514,750	0
Harmonized Sales Tax: net of credit	1,492,500	1,492,500	0
Gasoline and Motive Fuels Tax	248,600	248,600	0
Tobacco Tax	156,000	152,000	(4,000)
Pari-Mutuel Tax	500	500	0
Insurance Premium Tax	57,600	59,600	2,000
Real Property Transfer Tax	25,000	25,000	3,000
Financial Corporation Capital Tax	27,000	27,000	0
Cannabis Duty	6,000	3,600	(2,400)
Penalties and Interest	13,000	13,000	0
Subtotal - Taxes	4,536,650	4,555,520	18,600

Return on Investment	264,235	263,451	(9,968)
Licences and Permits	158,479	160,900	3,301
Sale of Goods and Services	432,158	453,155	686
Royalties	69,730	69,730	0
Agency Revenues	160,900	161,100	200
Fines and Penalties	6,804	6,804
Miscellaneous	91,578	92,598	1,020
Total - Own Source Revenue	5,736,501	5,762,988	26,487

Unconditional Grants – Canada
Fiscal Equalization Payments	1,873,898	1,873,898	0
Canada Health Transfer	791,900	791,900	0
Canada Social Transfer	290,600	290,600	0
Other	1,866	1,866	0
Subtotal - Unconditional Grants – Canada	2,958,264	2,958,264	0

Conditional Grants – Canada	266,466	326,696	60,230

Total - Grants from Canada	3,224,730	3,284,960	60,230

Subtotal	8,961,231	9,047,948	86,717

Inter-account Transactions	(14,928)	(14,928)	(5,553)

Ordinary Account Revenue	8,946,303	9,033,020	86,717

APPENDIX B

ORDINARY ACCOUNT EXPENSE
Thousands
$

	2018–2019	2018–2019 1st Quarter	Variance from
	Budget	Projection	Budget	%
DEPARTMENT
Agriculture, Aquaculture and Fisheries	37,196	38,696	1,500	4.0%
Education and Early Childhood Development	1,258,007	1,253,007	(5,000)	-0.4%
Energy and Resource Development	101,820	102,820	1,000	1.0%
Environment and Local Government	142,035	142,505	470	0.3%
Executive Council Office	12,546	12,521	(25)	-0.2%
Finance	10,797	10,797	0	0.0%
General Government	792,547	777,055	(15,492)	-2.0%
Health	2,753,251	2,753,351	0	0.0%
Justice and Public Safety	231,885	283,749	51,864	22.4%
Legislative Assembly	30,717	30,717	0	0.0%
Office of the Attorney General	20,256	20,256	0	0.0%
Office of the Premier	1,598	1,598	0	0.0%
Opportunities New Brunswick	47,186	45,492	(1,694)	-3.6%
Other Agencies	386,108	390,997	4,889	1.3%
Post-Secondary Education, Training and Labour	644,758	649,006	4,248	0.7%
Regional Development Corporation	70,148	70,148	0	0.0%
Service of the Public Debt	675,000	665,000	(10,000)	-1.5%
Social Development	1,194,547	1,231,147	36,600	3.1%
Tourism, Heritage and Culture	62,633	62,693	60	0.1%
Transportation and Infrastructure	307,404	307,404	0	0.0%
Treasury Board	16,342	16,267	(75)	-0.5%

Subtotal	8,796,881	8,865,226	63,345	0.8%

Investment in Tangible Capital Assets	(7,195)	(8,083)	(888)	12.3%
Inter-account Transactions	(16,328)	(16,328)	0	0.0%

Ordinary Account Expense	8,773,358	8,840,815	67,457	0.8%

APPENDIX C

CAPITAL EXPENDITURES
Thousands
$

	2018–2019	2018–2019 1st Quarter	Variance from
	Budget	Projection	Budget

Regular Capital Investments
Agriculture, Aquaculture and Fisheries	1,800	1,800	0
Education and Early Childhood Development	59,387	60,008	621
Energy and Resource Development	4,220	3,020	(1,200)
Environmental and Local Government	1,000	1,000	0
Health	96,892	108,606	11,714
Justice and Public Safety	3,215	3,215	0
Legislative Assembly	50	50	0
Post-Secondary Education, Training and Labour	6,251	6,251	0
Regional Development Corporation	28,255	28,255	0
Tourism, Heritage and Culture	2,100	4,600	2,500
Transportation and Infrastructure	374,348	390,670	16,322
Regular Capital Investments	577,518	607,475	29,957

Strategic Infrastructure Initiative
Agriculture, Aquaculture and Fisheries	500	500	0
Education and Early Childhood Development	40,166	31,403	(8,763)
Regional Development Corporation	49,200	53,231	4,031
Tourism, Heritage and Culture	7,995	8,435	440
Transportation and Infrastructure	32,022	31,717	(305)
Energy Retrofit and Renewable Energy	20,250	0	(20,250)
Strategic Infrastructure Initiative	150,133	125,286	(24,847)

Canada 150
Centennial Building	10,000	15,500	5,500
Memramcook Institute	10,000	10,000	0
Ministers Island	2,495	2,495	0
NB Museum	6,000	3,900	(2,100)
Canada 150 Investments	28,495	31,895	3,400

Nursing Homes (Not-for-profit)	12,000	12,000	0

Recoveries
Transportation and Infrastructure	41,690	37,405	(4,285)
Other Departments	5,464	6,022	558
Recoveries	47,154	43,427	(3,727)

Total - Capital Expenditures	815,300	820,083	4,783

Investments in Tangible Capital Assets	(661,798)	(672,116)	(10,318)

Capital Account Expense	153,502	147,967	(5,535)

Note: A number of capital projects, including Energy Retrofit and Renewable Energy, are reported under the Climate Change Fund.

APPENDIX D

CLIMATE CHANGE FUND
Thousands
$

		2018–2019	Variance
	2018–2019	1st Quarter	from
	Budget	Projection	Budget
Revenue
Revenue	37,400	37,400	0

Expenditures	1,601	1,601	0
Climate Change Secretariat	20,250	20,250	0
Energy Retrofit and Renewable Energy	2,000	2,000	0
Low Income Energy Efficiency Program	6,603	6,969	366
Regional Development Corporation projects	3,140	3,140	0
Transportation and Infrastructure projects	33,594	33,960	366
Total - Expenditures

Funds available for future year investments	3,806	3,440	(366)

The 2018–19 Budget has been restated to include expenditures that were contained in the Capital Budget.